Pricing Term Sheet	Filed Pursuant to Rule 433
dated August 23, 2016	Registration File No. 333-198703
Supplementing the Preliminary
Prospectus Supplement
dated August 23, 2016

Old Republic International Corporation

Offering of

$550MM aggregate principal amount of

3.875% Senior Notes due 2026

(the “Senior Notes Offering”)

The information in this pricing term sheet relates to the Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated August 23, 2016, including the documents incorporated by reference therein, and (ii) the related base prospectus dated September 12, 2014, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Issuer:	Old Republic International Corporation, a Delaware corporation

Securities Offered:	3.875% Senior Notes due 2026 (the “notes”)

Trade Date:	August 23, 2016

Settlement Date:	August 26, 2016 (T+3)

Aggregate Principal Amount:	$550,000,000

Maturity Date:	Unless earlier redeemed, the notes will mature on August 26, 2026. See “Optional Redemption.”

Coupon:	3.875%

Price to Public:	99.819% of aggregate principal amount.

Yield to Maturity:	3.897%

Benchmark Treasury:	1.5% due August 15, 2026

Benchmark Treasury Yield:	1.547%

Spread to Benchmark Treasury:	T+ 235 basis points.

Interest Payment Dates:	February 26 and August 26, beginning February 26, 2017

Day Count:	30/360

Use of Proceeds:

The Issuer estimates that the proceeds from this offering will be approximately $545.4295 million after deducting fees and before estimated expenses. The Issuer intends to use the net proceeds for general corporate purposes, including the repayment of the Issuer’s outstanding convertible senior notes due 2018 at maturity, unless earlier converted. The convertible senior notes bear interest at a rate of 3.75% per annum, and have a final maturity date of March 15, 2018.

Optional Redemption:

Prior to July 26, 2026, make-whole call as set forth in the preliminary prospectus supplement (Treasury Rate plus 35 basis points). On and after July 26, 2026, redemption at par plus accrued and unpaid interest as set forth in the preliminary prospectus supplement.

Anticipated Ratings*:	Moody’s: Baa3 S&P: BBB+

CUSIP / ISIN:	680223 AK0 / US680223AK06

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

Book-Running Manager:	Morgan Stanley & Co. LLC (75%)

Senior Co-Manager:	Raymond James & Associates, Inc. (25%)

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

This communication should be read in conjunction with the preliminary prospectus supplement dated August 23, 2016 and the accompanying prospectus.  The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.